

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2012

Via E-Mail
Mr. Jerry Drew
Chief Executive Officer
Double Crown Resources, Inc.
2312 N. Green Valley Parkway
Suite 1026
Henderson, NV 89014

> **Re: Double Crown Resources, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011 Filed April 16, 2012**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed May 18, 2012**
> **File No. 000-53389**

Dear Mr. Drew:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2011

Available Information, page 3

1.   Please change the address you disclose for the U. S. Securities and Exchange Commission's public reference rooms to 100 F Street NE Washington D.C. 20549.

Location and Tenure, page 6

2.   We note your disclosure in this section, referring to the 100 Mt Gambier Porphyry Island property or other mineral properties that exist in the proximity of your properties. Such

disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, we believe that you should remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Financial Statements

Presentation

3.   We note the Form 10-K for the year ended December 31, 2011 as originally filed included unaudited financial statements and that you amended this filing to file audited financial statements. Please further revise to disclose prominently on the face of the financial statements that they have been restated.

Note 4 – Correction and Reclasses, page F-9

4.   Revise to explain the reasons for the corrections and reclassifications that are disclosed in this footnote. We would not consider cross-references to any other footnotes as currently presented to provide adequate explanation.

5.   We note your identification of a "correction of an error." Please tell us whether and when you plan to file an Item 4.02 Form 8-K for these error corrections.

Note 9 – Disputed Liabilities, page F-15

6.   We note your disclosures of your ongoing litigation matters with Falco Investments Inc. We understand that you have recorded liabilities totaling $713,469 related to this matter. We also see that you have classified $132,382 as convertible debt, $563,206 as a disputed liability and $20,881 as accrued interest as of December 31, 2011. Please address the following points:

- Explain the basis for your classification of the liabilities related to Falco between convertible debt and the disputed liability.

- Explain how your conclusion that the likelihood of loss related to the disputed liabilities was probable is consistent with your disclosure at page 22 indicating that the claims made by Falco are frivolous and without merit. Please address your considerations of FASB ASC subsection 450-20-25 in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding the comments. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining